December 14, 2010
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-165161
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 31, 2010
File No. 333-145620

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of November 30, 2010 with respect to the above-referenced filings on the Company’s behalf. Amendment No. 7 to the Company’s registration statement on Form S-1 reflecting the changes in disclosure described in this letter is also being filed today.

Form S-1, filed November 16, 2010

Risk Factors, page 6

Comment 1.	We note the increase in the time for accounts receivable turnover, from 95 days as of December 31, 2009 to 118 days as of September 30, 2010. Please add a risk factor.

Response:	We have prepared and added a risk factor addressing the increase in number of days for accounts receivable turnover. It is included at “Risk Factors – Risks Relating to Our Business” at page 9.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Comment 2.
Please provide the basis for the statement on page 66 that you were the “biggest winner of last year’s contract,” and that your revenues will increase in this segment by 5-10% due to this business opportunity or remove.

Response:	The statement has been removed.

Financial Statements

Notes to Financial Statements

Note 16 — Commitments and Contingencies

f. Distribution Agreements, page Q-22

Comment 3.
During September 2010, we note you entered into distribution agreements with three government-owned hospitals.  You deposited with the hospitals $3,374,100 upon execution of such agreements and recorded these deposits as a long-term asset.  Please revise to clarify the conditions, if any, for such deposit, or portion thereof, to be forfeited by you.  Also, provide us with a courtesy copy of these agreements.

Response:
The agreements make clear that there are no conditions under which the good faith deposits, or portions thereof, are subject to forfeiture.  Disclosure to that effect has been added.  The deposits are the subject of addenda to the overall distribution agreements; courtesy copies of both with each institution are included with this letter. [Are there two – or is there one?]

Form 10-Q for the Quarter Ended June 30, 2010

Item 4T – Controls and Procedures, page 46

Comment 4.
We reviewed your response to our prior comment six and your proposed disclosure revisions.  Your proposed disclosure revisions continue to state that there were no changes to your internal controls over financial reporting during the second quarter of 2010 while you state in your evaluation of disclosure controls and procedures that you developed and installed a remediation plan during the second quarter of 2010 to support your effective conclusion.  As it appears there have been material changes to your internal controls over financial reporting during the quarter.  Please revise to specifically disclose the material changes made to your internal control over financial reporting and the pervasiveness of these remediated controls.  Refer to Item 308(c) of Regulation S-K.

Response:	The disclosure has been modified to describe specifically the critical areas of deficiencies and the material changes in controls implemented to remediate the deficiencies.

Other

Comment 5.
We continue to note there are differences in the disclosure provided in the proposed revisions to the Form 10-K and the disclosure in the Form S-1.  Please revise the periodic reports to comply with the comments previously issued on the Form S-1.  For instance, the beneficial ownership table does not reflect the beneficial ownership of the shareholders of more than 5% that are held through Ms. Zhang.  We may have further comment.

Response:	The periodic reports have been revised to reflect the changes in the S-1.

Exhibits

Exhibit 10.64

Comment 6.
We reissue comment four from our letter dated October 26, 2010.  Please file the exhibit in its entirety, including the attached shareholder list.  Such list should include an English translation, as has been completed for the rest of the agreement.

Response:	The exhibit, with the shareholder list with transliteration into English of the shareholders’ names, has been refiled in its entirety. The Entrust Shareholding Agreement has, however, been rescinded.

Comment 7.
We note your response to prior comment five from our letter dated October 26, 2010.  With a view to disclosure, please advise us who will own the shares pursuant to Clause 6.1 in the event that the earn-out conditions are not met for the relevant periods.

Response:
The Entrust Shareholding Agreement has been rescinded.  Ms. Zhang’s relationship to the shares is defined and controlled by the Earn-In Agreement pursuant to which she retains legal title to the shares but may not transfer them other than to the Collateral Agent under the Earn-In Agreement.  As described at Section 2.5 of that agreement, even after the Expiration Date, if the conditions have not been met, the Collateral Agent is not free to transfer the shares other than pursuant to joint instructions from both Ms. Zhang and the former Lizhou BCT shareholders.  Until that time Ms. Zhang would retain the ownership of the shares.  The S-1 has been modified, as marked, to reflect this.

In addition, we are attaching to this correspondence for your review the forms of Amendment No. 1 to our annual report on Form 10-K/A for the year ended December 31, 2009, and the quarterly reports on Forms 10-Q/A for June 30, 2010 and September 30, 2010, that we anticipate filing so as to conform the disclosure therein to reflect the Staff’s comments and our responses as made in the amendments to our registration statement.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:           Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
Jeffrey Li, Esq.
James Thornton, Esq.
Doug Eingurt, Esq.